Exhibit 99.1

Regencell Bioscience Holdings Limited Announces First Half 2023 Management Financial Results

HONG KONG, June 15, 2023 – Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”), today announced its unaudited condensed consolidated interim financial results for the six months ended December 31, 2022.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of December 31,	As of June 30,
	2022	2022

Current assets	$14,192,141	$16,444,596
Other assets	1,355,955	1,574,322
Total assets	15,548,096	18,018,918
Total liabilities	873,789	938,032
Total shareholders’ equity	14,674,307	17,080,886
Total liabilities and shareholders’ equity	$15,548,096	$18,018,918

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	December 31,
	2022	2021

OPERATING EXPENSES:
Selling expenses	$98,093	$8,047
General and administrative expenses (including share-based compensation of approximately $0.5 million and $1.0 million for the six-month ended December 31, 2022 and 2021)	1,981,253	2,535,457
Research and development expenses (including share-based compensation of approximately $0.4 million and $0.6 million for the six-month ended December 31, 2022 and 2021)	1,350,173	1,115,402
Total operating expenses	3,429,519	3,658,906

LOSS FROM OPERATIONS	$(3,429,519)	$(3,658,906)

OTHER INCOME, NET	114,279	89

LOSS BEFORE INCOME TAX EXPENSE	(3,315,240)	(3,658,817)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(3,315,240)	$(3,658,817)

COMPREHENSIVE LOSS	$(3,315,240)	$(3,658,817)

NET LOSS ATTRIBUTABLE TO:
Shareholders of the Company	(3,227,378)	(3,591,452)
Non-controlling interests	(87,862)	(67,365)
	$(3,315,240)	$(3,658,817)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	(3,227,378)	(3,591,452)
Non-controlling interests	(87,862)	(67,365)
	$(3,315,240)	$(3,658,817)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	13,012,866	12,589,838
LOSS PER SHARE
Basic and diluted	$(0.25)	$(0.29)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Regencell Bioscience Holdings Limited as of and for the six months ended December 31, 2022. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “RGC”, the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Regencell Bioscience Holdings Limited and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements as of and for the six-month period ended December 31, 2022. You should also read this Management’s Discussion and Analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on October 31, 2022.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is the Hong Kong Dollar (“HK$”) and its financial statements are presented in U.S. dollars. “HK$” refers to the legal currency of Hong Kong and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this Management’s Discussion and Analysis. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual reports to shareholders, in its and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

About Regencell Bioscience Holdings Limited

Business Overview

We are a holding company incorporated on October 30, 2014 under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiary, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, and Regencell Limited, a company incorporated in Hong Kong on November 20, 2014. We are an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (“TCM”) for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”), as well as infectious diseases affecting people’s immune system such as COVID-19. Our goal is to save and improve the lives of the patients, their families and caregivers and become a market leader for natural and holistic treatments for neurological disorders and infectious diseases globally.

Our TCM formulae candidates are derived from a TCM base formula and an adjustable formula developed by Regencell’s strategic partner, TCM Practitioner, Mr. Sik-Kee Au, based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory®” (“TCM Brain Theory”), and have been demonstrated to reduce severity in patients’ ADHD and ASD conditions, as reflected in lower Autism Treatment Evaluation Checklist (“ATEC”), Gilliam Autism Rating Scale (“GARS”), Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”) and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (“SNAP-IV-26”) assessment scores, using the personalized TCM formula in our first research study and standardized TCM formula in our second research trial. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatments. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formulas for mild, moderate and severe ADHD and ASD conditions. The TCM Brain Theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM Brain Theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

We aim to launch three standardized liquid-based TCM formulae candidates for mild, moderate and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate. Since March 2021, the TCM practitioner has started to develop a TCM treatment formula targeting COVID patients.

On September 2, 2021, Regencell Bioscience Limited (“Regencell HK”), a Hong Kong company and wholly-owned subsidiary of Regencell Bioscience Holdings Limited (the “Company”), entered into a joint venture agreement (the “JV Agreement”) with Honor Epic Enterprises Limited (“Honor Epic”), a company incorporated in the British Virgin Islands, to form a joint venture, Regencell Bioscience Asia Limited, under the laws of Hong Kong (the “Joint Venture”). Regencell HK and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. The principal business of the JV will be to trade, manufacture, market and distribute TCM formulae products to enable, provide or support the treatment of COVID-19 using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

Results of Operations

Operating Expenses

	For the Six Months Ended	For the Six Months Ended
	December 31,	December 31,	Change	Change
	2022	2021	Amount	%
OPERATING EXPENSES:
Selling and marketing	98,093	8,047	90,046	1119%
General and administrative (including share-based compensation of approximately $0.5 million and $1.0 million for the six-month ended December 31, 2022 and 2021)	1,981,253	2,535,457	(554,204)	(22)%
Research and development (including share-based compensation of approximately $0.4 million and $0.6 million for the six-month ended December 31, 2022 and 2021)	1,350,173	1,115,402	234,771	21%
Total operating expenses	3,429,519	3,658,906	(229,387)	(6)%

During the six-month period ended December 31, 2022, we incurred total operating expenses of approximately $3.4 million, a decrease of approximately $0.3 million, or 6%, as compared to total operating expenses of approximately $3.7 million during the six-month period ended December 31, 2021.

Selling expenses increased by approximately $0.09 million for the six-month period ended December 31, 2022 from approximately $8 thousand for the same period in 2021. The increase was mainly due to an increase in expenses relating to digital marketing promotions.

General and administrative expenses decreased by approximately $0.5 million, or 22%, to approximately $2.0 million for the six-month period ended December 31, 2022 from approximately $2.5 million for the six-month period ended December 31, 2021. The decrease was mainly attributable to approximately $0.5 million in amortization of share-based payments for our general and administrative personnel for the six-month period ended December 31, 2022.

Research and development expenses increased by approximately $0.3 million, or 21%, to approximately $1.4 million for the six-month period ended December 31, 2022 from approximately $1.1 million for the six-month period ended December 31, 2021. The increase was mainly attributable to (i) approximately $0.2 million in expenses from medication and materials for product development during the six-month period ended December 31, 2022 and (ii) approximately $0.1 million increase in salary expenses.

Other income, net

Total other income, net was approximately $0.1 million for the six-month period ended December 31, 2022 and total other income, net was approximately $100 for the six-month period ended December 31, 2021.

Other income mainly consisted of cash received from a government grant and interest income. The increase was mainly because (i) the Company received government grants in respect of COVID-19-related subsidies from the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund which amounted to approximately $0.02 million during the six-month period ended December 31, 2022 and (ii) increase of interest income of approximately $0.08 million as an investment made in June 2022 matured.

Provision for income taxes

As we incurred a loss for the six-month period ended December 31, 2022 and 2021, no provision for income taxes was made. No significant penalties or interest relating to income taxes have been incurred during the six-month period ended December 31, 2022 and 2021.

Net loss

Our net loss decreased by approximately $0.4 million, or 9%, to approximately $3.3 million net loss for the six-month period ended December 31, 2022, from approximately $3.7 million net income for the six-month period ended December 31, 2021. Such change was the result of the combination of the changes described above.

Net loss attributable to Regencell Bioscience Holdings Limited

After deducting non-controlling interests of approximately $0.08 million, net loss attributable to our holding company, Regencell Bioscience Holdings Limited decreased from approximately $3.6 million net loss for the six-month period ended December 31, 2021 to approximately $3.3 million net loss for the six-month period ended December 31, 2022.

Basic and diluted loss per share

Basic and diluted losses per share were $0.25 for the six-month period ended December 31, 2022, compared to $0.29 in the same period of 2021. For the six-month period ended December 31, 2022 and 2021, there were no dilutive shares.

Cash

As of December 31, 2022, we had cash of approximately $14.2 million compared to approximately $6.4 million as of June 30, 2022. The increase of cash was mainly due to the receipt of proceeds of investment at maturity in December 2022 amounted to approximately $10 million.